

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 16, 2007

By Facsimile and U.S. Mail

Mr. Kenneth V. Huseman
Chief Executive Officer
Basic Energy Services, Inc
400 W. Illinois, Suite 800
Midland, Texas 79701

> **Re: Basic Energy Services, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-32693**

Dear Mr. Huseman:

　　We have reviewed your Form 10-K for the fiscal year ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 36

1.   You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate that increase in drilling and completion services revenue in 2006 as compared to 2005 was primarily the result of internal expansion, the acquisition of Oilwell Fracturing Services in October 2005, the acquisition of G&L during February 2006 and improved pricing and utilization of your services. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. In future filings, whenever possible, please quantify all line item changes with more than one business reason.

Note 3. Acquisitions, page 61

2.   We note that you provided unaudited pro-forma results of operations as though the G&L acquisition had been completed on January 1, 2005. We further note that you do not believe the pro-forma effect of the remainder of the acquisitions completed in 2004, 2005, and 2006 is material, either individually or when aggregated, to the results of operations. However, the cash expended to acquire G&L Tool is less than half of the total cash expended to acquire all of the acquisitions in 2006. In addition, you have not separately quantified your organic growth from your growth from acquisitions. Please tell us how you concluded that your individual acquisitions were not material in the aggregate.

3.   Please clarify your accounting policy for recording certain contingent earn-out payments as goodwill compared to compensation expense. Refer to EITF 95-8.

Item 9 A. Disclosure Controls and Procedures, page 82

4.   We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified. Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you filed or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and

principal financial officer, to allow timely decisions regarding required
disclosure. Please refer to Exchange Act Rule 13a-15(e).

Form 8-K filed on March 8, 2007

5.	Please tell us if you expect to file the financial statements and pro-forma financial
information with respect to your acquisition of JetStar. In doing so, please
provide your computations of significance tests.

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief